UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Xtant Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

05644R200

(CUSIP Number)

David L. Kirschman

664 Cruiser Lane

Belgrade, MT 59714

(406) 388-0480

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Person
David L. Kirschman

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,697,063

8. Shared Voting Power
0

9. Sole Dispositive Power
1,697,063

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,697,063
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
15.0%
14. Type of Reporting Person
IN

Item 1. Security and Issuer

This statement relates to the shares of common stock, $0.000001 par value, of Xtant Medical Holdings, Inc., a Delaware corporation (formerly Bacterin International Holdings, Inc.) (the “Issuer”). The address of the Issuer’s principal executive offices is 664 Cruiser Lane, Belgrade, Montana 59714.

Item 2. Identity and Background

(a) David L. Kirschman

(b) 664 Cruiser Lane

Belgrade, MT 59714

(c) Executive Vice President and Chief Scientific Officer of Issuer

(d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person acquired the shares of common stock of the Issuer as consideration for the sale of shares of capital stock of X-spine Systems, Inc. pursuant to the Stock Purchase Agreement entered into as of July 27, 2015 among the Issuer, X-spine Systems, Inc., the reporting person and other shareholders of X-spine Systems, Inc. (the “Stock Purchase Agreement”), attached hereto as Exhibit A and incorporated herein by reference.

Item 4. Purpose of Transaction

The reporting person acquired the securities reported in this statement for investment purposes without a view to public distribution or resale. The reporting person does not have, as of the date of this statement, any other plans or proposals which relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The reporting person reserves the right to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The reporting person beneficially owns 1,697,063 shares of common stock of the Issuer, representing approximately 15.0% of the class of securities outstanding.

(b)	Sole power to vote:	1,697,063
	Shared power to vote:	0
	Sole power to dispose:	1,697,063
	Shared power to dispose:	0

(c) Other than as set forth in this statement, the reporting person has not effected any transactions in the Issuer’s securities during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Stock Purchase Agreement, the shares of common stock of the Issuer beneficially owned by the reporting person are being held pursuant to an Escrow Agreement and are subject to forfeiture to satisfy claims arising under the Stock Purchase Agreement with one-quarter of such shares being released from escrow every three months beginning 18 months after the July 31, 2015 closing of the Stock Purchase Agreement. Such shares of common stock are also subject to a Lock-Up Agreement in the form attached to the Stock Purchase Agreement and incorporated herein by reference as Exhibit B, pursuant to which the reporting person has agreed not to sell such shares for a period of one year after the closing date under the Stock Purchase Agreement.

Pursuant to the Employment Agreement effective as of July 31, 2015 between X-spine Systems, Inc. and the reporting person (the “Employment Agreement”), attached hereto as Exhibit C and incorporated herein by reference, and subject to approval of the Compensation Committee of the Issuer’s Board of Directors, the reporting person will receive a restricted stock grant of 40,000 shares of common stock of the Issuer, vesting over four years.

Item 7. Material to be Filed as Exhibits

Exhibit A –	Stock Purchase Agreement incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on July 28, 2015.

Exhibit B –	Lock-Up Agreement, form of which is attached as an Exhibit to the Stock Purchase Agreement which is incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on July 28, 2015.

Exhibit C –	Employment Agreement incorporated by reference to Exhibit 10.4 to Form 8-K filed by the Issuer on August 3, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2015
Date

/s/ David L. Kirschman
Signature

David L. Kirschman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.